Mail Stop 6010									July 28,
2005

Isaac Cohen
President and Chief Executive Officer
Bionovo, Inc.
2200 Powell Street
Suite 675
Emeryville, California 94608

Re:	Bionovo, Inc.
	Registration Statement on Form SB-2
      Filed July 5, 2005
	File Number 333-126399

 Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note that you are planning to file a confidential treatment request. Please be advised that after you file the application, you will receive comments on that application under separate cover. All confidential treatment issues must be resolved before we will grant effectiveness on the SB-2.
2. Please file as promptly as possible all exhibits that have not yet been filed.
3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
4. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

Form SB-2
Cover page
5. The disclosure on this page is too detailed for a cover page.
Please abbreviate the disclosure to include only the information that is most material to investors and include any other disclosure in the prospectus itself.

Inside Front Cover Page
6. Please delete the disclosure contained below the table of contents. The company is responsible for the accuracy of all information contained in the registration statement.

Summary
Our Business, p. 1
7. We note your claim that you are "leading company seeking FDA approval..." Please provide third-party substantiation for your claim of leadership or delete the reference.
8. Please note that the instructions to Item 503 of Regulation S-B state that the company should not merely repeat the information contained in the prospectus or include all of the detailed information in the prospectus. As currently written, the section "Corporate History and Recent Financing Transactions" appears to discuss prior transactions in great detail. While a brief summary of prior transactions is appropriate in the Summary, you should move the detailed information from the Summary to another section after the Risk Factors.
9. In your summary, please include a brief section that summarizes the risks and challenges that the company faces.

Merger With Lighten Up Enterprises International, page 4

10. Please disclose the amount paid and which entity paid for the
21
million shares purchased from Ms. Ross. Include the purchase price per share and how that related to the fair value of those shares at that time.

11. Please disclose the purchase price Ms. Ross paid for the historical cookbook business. Include whether any gain or loss resulted from this disposal.

Risk Factors, p. 8
General
12. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure on page 10 in "We face substantial competition...," you should expand and customize the risk factor to disclose the exact companies and products that will compete with your products if your products are approved. You should also disclose whether the competing products have any advantages relative to your products."

As a few additional illustrative and not exhaustive examples of risk
factors that should be customized, please consider the following:
? 	In the risk factor "Our business will expose us to product
liability risks..." you have not indicated whether the company maintains product liability insurance;
? 	In the risk factor "Failure to secure patents..." you do not specify the intellectual property that may be subject to the kinds of
problems you describe; and
? 	In your risk factor "If we lose the services...," you do not disclose whether either person has said that they will leave the company or whether there are any facts or circumstances that suggest either person might leave the company.
Please review all of your risk factors to ensure that your disclosure is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.
13. Please consider adding a risk factor relating to market acceptance of your products.

"We have a limited operating history...," p. 8
14. Please disclose your accumulated losses as of December 31,
2004
and your most recent quarter.

"We expect to rely heavily upon collaborative relationships..., p.
10
15. Please describe any collaborative relationships upon which the company is materially dependent and file your agreements with those parties as exhibits to the registration statement. Please also disclose any facts or circumstances that could lead to the termination of those collaborations and the alternatives the company would face if a termination occurred.

"Because we became public by means of a reverse merger...," p. 10
"Outstanding warrants may adversely affect the terms...," p. 13
"We do not anticipate paying cash dividends...," p. 13
16. Please disclose how the information in these risk factors represents a risk to investors.

MD&A, p. 18
General
17. We note that in this section and in other parts of the registration statement, you have referred to your products as being safe or effective (or have indicated that they may be safe or effective). As the products are only in Phase I and Phase II of clinical trials at this time, it is premature to describe the products as being safe or effective or to indicate that they may be so. Instead, you should limit your comments to what has been observed in trials to this point.

Overview, p. 13
18. Currently, your MD&A Overview discusses your incorporation and your products. In a recent release called "Commission Statement about Management`s Discussion and Analysis of Financial Condition and
Results of Operations," the staff stated that "the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Release Nos. 33-8056; 34-45321; FR-61.
Accordingly, the MD&A overview should include disclosure on the key points that are covered in greater detail in the MD& A section, with emphasis on the key trend and analytical points as well as on the "potential effects of known trends, commitments, events and uncertainties..." We may have further comments on your revisions.

Research and Development

19. We believe that including disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects in the MD&A would be useful for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. Please disclose the following information for each of your major research and development projects:

* The nature, timing and estimated costs of the efforts necessary to complete the project;
* The anticipated completion dates;
* The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
* The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Critical Accounting Policies and Estimates, page 19

20. Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company`s critical accounting measurements. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, please consider the following disclosures:
* Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
* Specifically address why your accounting estimates or assumptions bear the risk of change.
* Please include a discussion that explains the judgments and uncertainties surrounding the estimates and the potential impact on your financial statements such as potential material adverse effects for all critical estimates discussed
* Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
* Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.
* Quantify and disclose the reasonably possible effects that a change in estimate as of the latest balance sheet date could have on your financial position and operations

Stock-Based Compensation, page 19

21. In order for us to fully understand the equity fair market valuations reflected in your financial statements, supplementally please provide us with an itemized chronological schedule showing each issuance of common stock, stock options, warrants, and other equity instruments from January 1, 2004 through the date of your response. Include the following information for each issuance or grant:

* Number of shares issued or issuable
* Purchase price or exercise price per share
* Any restrictions or vesting terms
* Management`s fair value per share estimate
* How management determined the fair value estimate
* Identity of the recipient and relationship to the company
* Nature and terms of any concurrent transactions with the recipient
* Accounting treatment, amount of any recorded compensation element, and accounting literature relied on
* How the grant or issuance was treated for purposes of computing earnings per share
* Significant factors contributing to the difference between the fair value as of the date of each grant and fair value as of the date of your response; and,
* The valuation alternative selected and, if appropriate, the reason management chose not to obtain a contemporaneous valuation by and unrelated valuation specialist.

Highlight transactions with unrelated parties, if any, that management believes to be particularly evident of an objective fair market value per share determination, and progressively bridge management`s fair value per share determinations to the current estimated IPO price per share. Include when the company began discussions with the underwriter. We may have further comments. Business, p.22
General
22. We note that you have included numerous statistics in this section. In many cases, you have cited third party sources in support of these figures. However, in other cases you have not provided this support. Please revise the registration statement to cite any third party sources for the statistics you provide. If the statistics are based upon estimates made by the company, please explain how you arrived at those estimates. Finally, please provide us with copies of any third party materials that you are citing or are using in your estimates, as the case may be.

23. Similarly, we note that you have made a number of qualitative statements regarding the company and its management. As a few examples only, you refer to:
?	Drs. Tagliaferri and Cohen as "pioneers in the development
and
design of clinical trials for natural compounds..." on page 25;
?	Your consulting agreements with "leading academic
scientists...," on page 26; and
?	"distinguished scientists and clinicians...with important
contacts" on page 26.

Please provide third-party support for these contentions or delete them.
24. We note your reference to various relationships and collaborations. For any agreement that is material to the company, please describe all material provisions in the agreements that govern these relationships. Please also file the agreements as exhibits to the registration statement, if you have not already done so.
25. For any agreement that you include in the business section in accordance with the comments set forth above, please be sure to include the following information:
* Material rights acquired and obligations incurred;
* Total amounts paid to date;
* Financial terms or other terms relating to consideration;
* Aggregate amount of potential payments, if applicable;
* Expiration date;
* Termination provisions; and
* Any other material terms.
We note that in your description of the UBC agreement, your description of the agreement only describes who is responsible for liabilities and for obtaining regulatory approval. Please revise that description to include the information set forth above.
We also note that you have not described the arrangements you have made to manufacture the products you need to conduct clinical trials.
Please provide this information on page 31.

Executive Compensation, page 34

26. Based on the disclosure in the notes to this table, it does not appear as if the company recorded any expense in connection to the services offered by Mr. Cohen and Ms. Tagliaferri. Please explain to us how the company considered the guidance of Topic 1B(1) of the Staff Accounting Bulletins in determining whether to record any expense related to these services.

Certain Relationships and related transactions, p. 39
27. Please file any agreements that govern the transactions described in this section as exhibits to the registrations statement.

Selling Stockholders, p. 40
28. We call to your attention the requirements of Item 507 (selling shareholders). We note that certain broker dealers listed as selling shareholders in the Selling Securityholder Table may have obtained the shares other than as compensation for services. In that event, such selling shareholders are acting as underwriters under the Securities Act of 1933 and you should revise your registration statement to state that they are underwriters in the section titled
"Plan of Distribution" and in such other places that would be appropriate.
Furthermore, if there are affiliates of broker-dealers identified as
Selling Shareholders, you should provide the following representations in the prospectus: (i) the Selling Shareholder purchased in the ordinary course of business and (ii) at the time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities. Alternatively, if you cannot provide these representations, these selling shareholders are underwriters and should be described as such in the Plan of Distribution and in such other places that would be appropriate.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 58

29. Disclose the actual date your relationship with your former auditor ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors.

30. Please revise your disclosure about disagreements with your former auditors to specifically reference the last to year ends by date and extend that disclosure through the interim period dated the same time as their actual dismissal.

31. Disclose whether the former auditor`s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

32. Please revise your Form 8-K filed May 27, 2005 for any of the above revisions that may be applicable specifically extending the date through which there were no disagreements through May 25, 2005.
Please include a new letter from your former auditor as exhibit 16 that covers the changes made to the disclosures.

Financial Statements, page F-1

33. Please revise your financial statements to reflect the capital structure that resulted from the recapitalization described in note
12.

Statements of Operations, page F-4

34. Please revise your disclosure of "Net Loss Per Share" to be rounded to the nearest cent.

Statements of Stockholders` Deficit, page F-5

35. Please explain to us what the "Issuance of Common Stock Restated for Recapitalization on June 17, 2004" represents. Clarify why you did not receive any proceeds at that time as well as what recapitalization took pace on June 17, 2004. Please note that a typical recapitalization transaction is reflected as if it took place before each period presented.

(1)  Business and Summary of Significant Accounting Policies, page
F-
7
Patent Costs,  page F-8

36. Please tell us why you did not amortize these assets in the periods presented. Include references to the specific paragraphs within the accounting literature upon which you relied that support this treatment.

(7)  Convertible Notes, page F-15

37. We have the following questions concerning your accounting for the bridge financing:
* Please revise the disclosure to reflect only the current applicable conversion price because the current dual presentation is confusing.
* Please tell us what you determined the fair value of your common stock to be that was used in determining the accounting treatment to be applied. Include a discussion of the methodology used in this determination.
* Provide to us your analysis that supports that no beneficial conversion feature existed under the guidance of complied with EITF
98-5 and 00-27 at the time of issuance.
* Provide to us your analysis that supports the assignment of $0 fair value to the warrants issued in connection with these notes. Include the significant assumptions used in your valuation model.

(10)  License Agreement, page F-20

38. Please indicate in general the milestone events that will trigger the milestone payments under this agreement, the aggregate amount of payments, and clarify which party will perform the work that triggers them. Also clarify for us how you calculated the revenues earned under this agreement for the periods presented in accordance with your revenue recognition policy described in note 1.


(12) Subsequent Events, page F-20

39. Please expand your discussion of the clinical services agreement to better clarify the impact this agreement will have such as your obligations and the timing of the payments.

Exhibits

40. Please include in your filing a statement regarding your computation of per share earnings as required by Item 601 of regulation S-B.
41. We note that exhibit 5.1 is the Form of Opinion of Greenberg Traurig. Please replace the form of opinion with an actual, executed opinion.

Form 8-K/A Amendment No. 3. filed on June 27, 2005
Pro Forma Condensed Combined Statements of Operations

42. Please explain to us why it is appropriate to include the historical operations of the cookbook on a pro forma basis when those operations were disposed of as part of the recapitalization transaction.

43. Please revise your presentation to reflect the forgiveness of related party loans as equity transactions or tell us why your current presentation is appropriate. Please refer to APB Opinion 26 paragraph 20, footnote 1. In addition, please make sure that terms and manner of settlement of amounts due to/from related parties are disclosed in all filings as required by SFAS 57(2)(d).

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
*****

You may contact Ibolya Ignat at (202) 551-3656 or James Atkinson at
(202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at (202) 551-3653 or me at (202) 551-3715 with any other
questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

cc:	Robert Cohen
	Greenberg Traurig LLP
	200 Park Avenue - 15th Floor
	New York, NY 10166
	F: 212-801-6400





??

??

??

??